Rhode Island Pickleball

Your Home for Everything Pickleball

Grow the game of pickleball for all ages, levels and, abilities creating an environment that promotes health, social interaction, good sportsmanship, and fun.

PRESENTERS:
Russel Johnson
Dr. Debra Cohen
EIN#
88-3441066

November 8th, 2022

Facility Details

Lease existing Babies' R U building in Warwick, R.I.

Negotiate current lease on:

- 30,000 sq. Ft
- 10-year lease with renewal options there after

Facility Conversion

- Create 10 indoor courts – 9 daily use courts, 1 practice
- Create pro shop
- Audio / video installation 10 – 12 televisions for pickleball info and televised tournaments
- Update restrooms for patron usage
- Add 10 outdoor courts (eventually)



Membership Assumptions

Your Home for Everything Pickleball

ACH debited memberships based on 500 total with no cap

Membership drive months prior to opening

No court fees

Basic

M-F; 8am-3pm, (2) hours per day, no court fees, 3 days advance reservation

Gold

M-F anytime, after 1 pm on weekends, 2 hours per day, no court fees, 5 days advance reservation

Platinum

All access every day, (2) hours per day, no court fees, 7 days advance reservation

See attached Excel Spreadsheet for full breakdown of numbers

Pro Shop

Your Home for Everything Pickleball

Fully operational shop carrying name brand clothing and equipment

Mill River Program (discount program)

- paddles
- balls
- shorts
- shirts
- shoes
- hats – visors, caps and large brimmed sun hats
- branded merchandise
- sunglasses, sunscreen, lip protection
- assorted beverages and snacks

The Rhode Island Pickleball Experience

Our Mission

Grow the game of pickleball for all ages, levels and abilities by creating an environment that promotes health, social interaction, good sportsmanship, and fun. Provide a welcoming atmosphere to enhance organized recreational and competitive play.

Unique Offering

- Year-round play regardless of weather
- 10 indoor / 10 outdoor courts
- 2,000 available court hours during peak season
- Changing rooms
- Concessions and merchandise
- Equipment rentals

Accessible Location

- 30,000 square foot facility Warwick, Rhode Island
- Accessible from all points
- Facility suitable for Regional and National Pickleball Tournaments

Main Competitors Don't Measure Up

The Hut
Rec Center
Newport, Rhode Island

3 indoor courts
0 outdoor courts
Not a dedicated facility

Of the 29 Pickleball locations in Rhode Island listed on place2play.com., **26 are schools, parks, senior centers, or other town or state-run facilities.** The others are tennis facilities scrambling to add pickleball courts.

Pickles
Hanover, Massachusetts

6 indoor courts,
0 outdoor courts
1 hour away from R.I.

Fore Court Tennis
Lincoln, Rhode Island

0 outdoor courts
Temporary lined courts
Not a dedicated facility

The only dedicated pickleball facility is ONE HOUR away from Providence in Hanover, MA.

Ocean State Pickleball
Wakefield, Rhode Island

2 indoor courts
0 outdoor courts
40 minutes south of Providence

Problems We Solve for the Rhode Island Pickleball Player

No year-round facility

No central location in Rhode Island

Long wait times to play at public facilities

No lit outdoor courts for night-time play

Nowhere to hold events or tournaments

- Dedicated Pickleball facility
- Year-round play
- Lighted outdoor courts
- More indoor & more outdoor courts than current competitors
- Traditional playing surface with permanent courts
- Host more players daily
- Dedicated, consistent game dates and times
- Central Location in Rhode Island
- Ability to host high-level tournaments and events

The Opportunity in the Current Pickleball Landscape



TOTAL Players = 4.8M
As of 2021
Core Players 1.3M
Casual Players 3.5M

Demographics

AGES	TOTAL	CORE	CASUAL
6-17	21.2%	14.2%	23.9%
18-34	28.8%	16.8%	33.5%
35-54	20.4%	17.0%	21.8%
55-64	12.0%	19.2%	9.2%
65+	17.6%	32.7%	11.6%

Core Players

- Consistent players, most likely to purchase yearly memberships
- 52% of Core players are of the age of 55 or older

Casual Players

- New to the sport – 22% player growth rate from 2020 to 2021
- 79% of Casual players are of the age of 54 or younger

Source: SFIA Report via usapickleball.org

There is an opening in the market to become the leading competitive Pickleball facility in the region due to limited courts and accessibility in the Northeast

Marketing Plan

First In

As Rhode Island's first professionally run, purpose-built Pickleball facility we have a tremendous competitive advantage and the opportunity to "own" the market.

Targeted Strategy

Initially, we will target the Adult 18-54 age group using a combination of tactics outlined below. Phase Two will expand to additional age groups through strategic, targeted offerings.

Our Initial Target Market – Adults 18-54

Why This Group?
Adults 18-54 are the fastest growing demographic in pickleball.*

This age group represents 57% of the population within a 40-mile radius of our facility (Kent, Newport, Providence Counties in RI; Bristol County, MA).

Why Now?
The current volunteer-led, first-come, first-served model for pickleball play caters exclusively to the population of players with unlimited schedule flexibility (retirees). Our indoor, professionally run facility overcomes the major pain points (below) for working adults, while offering the current market play that is not weather dependent.

Pain Point

Long Wait Times

Unpredictable Schedule Due to Weather/Volunteer Availability

Can't Change/Shower and Return to Work

Can't Always Play with Own Group






Our Solution

Court Time Reserved in Advance – No Waiting

Professional Indoor Operation with Reliable Hours

Clean Changing Rooms/Showers On Site

Option to Schedule Court with Friends or as Single

*Sources: SFIA Report via usapickleball.org and the U.S. Census]

Marketing Plan

Our comprehensive marketing plan targets growth in both individual memberships and event bookings through a smart, targeted combination of paid and organic strategies.

SEO/Google
Searches for "pickleball courts near me" top 33k per month but currently returns only a limited number of results (see map). We will own search with proper website set-up and keywords, an updated Google My Business listing, and active social accounts across all platforms.

Corporate Events
Promote team building and corporate events/outings, and host networking events through chamber of commerce.

Advertising/PR/Social Media
Social media exposure through a combination of paid ads, organic posts, influencer/interest group cultivation. Billboards and local media will combine with traditional PR to media outlets.

Competitive Events
Organize in-house leagues for all ages/abilities and host regional and national tournaments.

Community Outreach
Engage with schools (elementary to high school) for PE classes and competitive teams. Partner with community groups for fundraisers and special events.

"Pickleball Courts Near Me"



Boston
Marlborough
Worcester
Framingham
Auburn
Brockton
M-Plex
Woonsocket
Bridgewater
Park & Recreations Department
Plymouth
Attleboro
Putnam
Pawtucket
Lakeville Athletic Club
Killingly
Cranston
Tennis Courts
Wareham
Academy Field & Swift Gym
Mashpee Pickleball Park
Buttonwood Park
North Kingstown
Falmouth
Buzzards Bay
Newport
Narragansett
Oak Bluffs
Vineyard Sound
Westerly
Martha's Vineyard

40-mile radius / Providence – total population 1,494,364

Executive Summary

- **Pickleball Represents a Sizeable Growth Opportunity:** In 2021, "Pickleball" was one of the hottest trends in the U.S. It continues to be the fastest growing sport in the nation, with a 168% year over year increase in media exposure in 2021.

- **Favorable Market Dynamics:** Current Pickleball offerings in the New England area do not adequately address the needs of new or seasoned Pickleball players, as they look for year-round accessibility to courts and coaching services, with little to no wait times to step on a court.

- **First Adopter Advantage:** 80% of Pickleball players currently reside in four regional areas, with minimal representation in the Northeast and high player interest.

- **Financially Attractive:** Path to grow revenue to $1.3M - $2.5M annually, with an operating income target of $0.5m - $1.5M.

- **Significant Long-Term Value Pools:** Plan to generate revenue through hourly court rentals, instruction, equipment sales, tournaments, and league play.

- **Court Time:** Rhode Island Pickleball will have a facility that is unprecedented in the Northeast, with 16 indoor courts offering ~1200 hours a week of available court time, and 10 outdoor courts offering ~800 hours a week of available court time during non-winter months.

Rhode Island Pickleball Team

- **Dr. Debra A. Cohen:** Doctorate in Educational Leadership, former high education administrator, Avid Pickleball Player, former marathoner, avid sports fan

- **Russel Johnson:** 28-year Golf Professional, Owner of the Ocean State Golf Academy (est. 2019), Director of Instruction at Swansea Country Club, avid Pickleball player

- **Kristan McClintock:** 25-year Marketing Director – sporting industry targeting affluent adults

- **Alex Wilgoos:** Sr. FP&A Manager –Clinical Trials Services at CVS Health Finance, avid golfer

Why Pickleball?

No other sport reaches a wider range of people, inclusive of race, age, socio economic status and athletic ability. By developing a facility in Rhode Island, we are changing the economic landscape, providing a social outlet, and promoting a healthy lifestyle. Our complex will be one of the largest in the Northeast and the United States. Join us!